Exhibit 12.1

B&G Foods, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In thousands, except ratios)

	Thirty-nine Weeks Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
	Sept. 30, 2017	Dec. 31, 2016	Jan. 2, 2016	Jan. 3, 2015	Dec. 28, 2013	Dec. 29, 2012
Income before income tax expense	$138,493	$177,066	$121,239	$63,777	$80,892	$90,914
Add:
Fixed charges	68,111	77,473	53,811	49,000	43,947	49,486
Income as adjusted	$206,604	$254,539	$175,050	$112,777	$124,839	$140,400
Fixed charges:
Interest expense (excluding unrealized gain or loss on interest rate swap)	$65,019	$74,456	$51,131	$46,573	$41,813	$47,660
Portion of rents representative of the interest factor	3,092	3,017	2,680	2,427	2,134	1,826
Fixed charges	$68,111	$77,473	$53,811	$49,000	$43,947	$49,486
Ratio of earnings to fixed charges	3.0x	3.3x	3.3x	2.3x	2.8x	2.8x